UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

Bancorp of New Jersey, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

059915108

(CUSIP Number)

Anthony Lo Conte

Post Office Box, 499, Alpine, NJ 07620

(201) 788-5615

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 064520 10 9

1.	Names of Reporting Persons Anthony Lo Conte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 564,000(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 564,000(1)

	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%(1),(2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 30,000 shares underlying options to purchase common stock held by the Reporting Person.

(2) Based on [6,238,041] shares of the Issuer’s common stock outstanding as of March 2, 2015.

Item 1.         Security and Issuer

This statement relates to shares of common stock, no par value (“common stock”), of Bancorp of New Jersey, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1365 Palisade Avenue, Fort Lee, NJ 07024.

Item 2.         Identity and Background

(a)-(c) Anthony Lo Conte, who is sometimes referred to in this statement as the “Reporting Person,” is a member of the board of directors of the Issuer, and his present principal occupation is [the President and Chief Executive Officer of Anthony L &S, LLC and has been in the business of shoe importing and distribution for over 20 years. Mr. Lo Conte also owns and operates a real estate portfolio].  [Anthony L &S, LLC] has an address at 500 7th Avenue, New York, New York 10018.  The Reporting Person has an address at Post Office Box 499, Alpine, NJ 07620.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

On February 25, 2015, as part of a common stock offering of the Issuer, the Reporting Person agreed to purchase 463,000 shares of from the Issuer for a purchase price of $10.95 per share with personal funds.  The closing of the purchase and sale of the shares occurred on March 2, 2015.  The other outstanding shares of common stock held by the Reporting Person were also purchased with personal funds, including retirement funds.  The Reporting Person also holds options to purchase 30,000 shares of common stock, which he received from the Issuer as compensation for director services.

Item 4.         Purpose of Transaction

The Reporting Person acquired the shares of common stock reported in this statement for investment purposes, and has no plans or proposals which relate to or would result in any action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  This disclosure does not address any plans or proposals which the Reporting Person may have or develop, or of which he may be or become aware, solely in his capacity as a director of the Issuer.

Item 5.         Interest in Securities of the Issuer

(a)                                 See Items 11 and 13 of the cover page to this Schedule 13D.

(b)                                 See Items 7 through 10 on the cover pages to this Schedule 13D.  The Reporting Person individually owns 534,000 shares of common stock of the Issuer.  The Reporting Person also holds options to purchase 30,000 shares of common stock.

(c)                                  Other than as set forth in Item 3 above, no transactions in the shares of common stock of the Issuer have been effected by the Reporting Persons during the past 60 days.

(d)                                 None.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The options to purchase common stock held by the Reporting Person have been issued and are exercisable pursuant to the Issuer’s 2007 Non-Qualified Stock Option Plan for Directors and related form of stock option award agreement.  All such options are fully vested and exercisable for an exercise price of $11.50 per share.  Options to purchase 20,000 shares of common stock, if unexercised, will expire on October 1, 2017, and the balance will expire on December 1, 2017.

Item 7.         Material to be Filed as Exhibits

1.                                      2007 Non-Qualified Stock Option Plan For Directors (Incorporated by referenced to “Exhibit A” to the proxy statement/prospectus included in the registrant’s Registration Statement on Form S-4 (Registration No. 333-141124), filed with the Securities and Exchange Commission on March 7, 2007, as amended by Amendment No. 1 on Form S-4/A, filed on April 27, 2007, and Amendment No. 2 on Form S-4/A, filed on May 15, 2007)

2.                                      Form of Stock Option Award Agreement (Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2015	/s/ Anthony Lo Conte
Anthony Lo Conte